December 5, 2008
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Duke Realty Corporation Request for Withdrawal of Registration Statement on Form S-3 File No. 333-155780
Ladies and Gentlemen:
     On November 28, 2008, Duke Realty Corporation, an Indiana corporation (the “Company”), filed a Registration Statement on Form S-3 (File No. 333-155780 (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”).
     Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Registration Statement is being withdrawn and re-filed on Form S-3ASR. The Company confirms that no securities have been issued or sold under the Registration Statement.
     Please feel free to contact Stephen R. Stone at Alston & Bird LLP at (404) 881-4688 if you have any questions. Thank you for your assistance with this matter.
Sincerely,

DUKE REALTY CORPORATION
By:	/s/ Tammi Parker
Tammi Parker, Vice President, Legal
and Assistant Secretary